AEGIS INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

CONTENTS



ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Aegis Investments, Inc.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Aegis Investments, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to the auditing procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.

We have served as the Company's auditor since 2006.

Edina, Minnesota
February 25, 2022

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 128,481
Accounts receivable	5,625
	134,106
PROPERTY AND EQUIPMENT	
Office equipment	13,583
Less: accumulated depreciation	(13,583)
	-
OTHER ASSETS	
Rent deposit	1,100
Total Assets	$ 135,206

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued commissions and other expenses	$ 29,231
Income taxes payable	1,871
	31,102
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value,	12,000
100,000 shares authorized,	
2,200 shares issued and outstanding	
Retained earnings	92,104
	104,104
Total Liabilities and Stockholder's Equity	$ 135,206

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2021

REVENUES	$ 234,177
EXPENSES	
Commissions	112,554
Rent	13,400
Telephone	3,764
Professional fees	3,200
Licenses and fees	3,167
Office expense	355
Outside services	64,657
Postage and delivery	409
Clearing Fees	24,000
Miscellaneous	255
Insurance	1,271
Dues and subscriptions	587
Total Expenses	227,619
Income From Operations	6,558
OTHER INCOME	
Interest income	6
Net Income Before	
Provision For Income Taxes	6,564
INCOME TAX EXPENSE	1,840
Net Income	$ 4,724
Income per common share based on the weighted average of 2,200 common shares outstanding during the year	$ 2.15

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance at January 1, 2021	2,200	$ 12,000	$ 87,380	$ 99,380
Net Income			4,724	4,724
Balance at December 31, 2021	2,200	$ 12,000	$ 92,104	$ 104,104

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	4,724
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Changes in assets and liabilities:		
Increase in:		
Accounts receivable		393
Increase in:		
Accrued commissions and other expenses		15,208
Net Cash Flows from Operating Activities		20,325
Net Increase in Cash		20,325
Cash at Beginning of Year		108,156
Cash at End of Year		$ 128,481
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$	3,709
Interest	$	-

See accompanying Notes to Financial Statements

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is a non-carrying broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
Accounts receivable consists of amounts due from contracts with customers where the performance obligation was completed by the end of the fiscal year but funds were not received until after the fiscal year end. Based on management's assessment of history of collections, it has concluded that realization losses on balances outstanding will be immaterial. Therefore, there was no allowance for doubtful accounts recorded in the financial statements at December 31, 2021. Accounts receivable balances consisted of the following:

12/31/21	12/31/20
$5,625	$6,018

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
In May 20l4 the Financial Accounting Standards Board issued ASU 2014-09 *Revenue from Contracts with Customers* which is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted ASU 2014-09 for the year ending December 31, 2020. Management has determined this ASU did not have a significant impact on the financial statements.

Revenue is measured based on the amount of consideration specified in a contract with a customer. The Company recognizes revenue when and as performance obligations are satisfied. Commissions earned on securities transactions and mutual fund servicing fees are recorded on a settlement-date basis.

Subsequent Events -
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 25, 2022.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2021, were 2,200 common shares.

4. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2021 and terminates on August 31, 2022. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2022	$ 9,200

5. Income Taxes

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2021 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2018 through 2021 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $103,004, which was $98,004 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 30.19 to 1.

7. Fair Value

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

8. Related Party Transactions

During the fiscal year ended December 31, 2021, the Company paid commissions and consulting fees in the amount of $40,683 to a family member of the owner. In addition, the Company paid commissions to the owner during the year in the amount of $12,884.

9. Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, for reporting leases, which requires an entity that is a lessee to classify leases as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard will be effective for annual reporting periods beginning January 1, 2022, with early adoption permitted, and must be applied using a modified retrospective approach. The Company is currently evaluating the impact of adopting this standard on its financial statements.

AEGIS INVESTMENTS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

NET CAPITAL

Stockholders' Equity	$104,104	
Additions:		
Subordinated loans		
		$104,104
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
		1,100
Net Capital		103,004

Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $31,102 or $5,000) — 5,000

Excess Net Capital — $ 98,004

AGGREGATE INDEBTEDNESS

Accrued commissions and taxes payable — $ 31,102

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL — 30.19%

RECONCILIATION OF NET CAPITAL

Net Capital, as reported in Company's Part IIA FOCUS report	$118,432
Audit adjustments made for the following:	
Accrual of additional 2021 expenses	(17,330)
Income tax liability adjustment	1,902
Adjusted Net Capital	$103,004

AEGIS INVESTMENTS, INC.

**SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2021**

No computation of reserve requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

AEGIS INVESTMENTS, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER 15c3-3 (EXEMPTION)
AS OF DECEMBER 31, 2021

No information relating to possession or control requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.